# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Founder Group Ltd, CIK 0001989930
CUSIP: G3662E121
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: No. 17, Jalan Astana 1D, Bandar Bukit Raja Klang, Selangor Darul Ehsan, Malaysia (N8), 41050
Date of event which requires filing of this statement: 06/11/2026
Filed by CIK 0002097274
Persons authorized to receive notices and communications: Lee Seng Chi, No. 6, Taman Mambau Jaya, Seremban, Negeri Sembilan, Malaysia (N8), 70300, 60 16-376 6161

## Reporting persons
- Lee Seng Chi (CIK 0002097274): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF), other (OO); sole voting power 1,665,060; shared voting power 0; sole dispositive power 1,665,060; shared dispositive power 0; aggregate amount beneficially owned 1,665,060 (6.24% of the class)
  Comment: Represents 26,080 class A shares (the "Class A Shares") of Founder Group Ltd (the "Issuer") and 81,949 class B shares (the "Class B Shares") of the Issuer, which were owned directly and beneficially by the Reporting Person. Class B Shares are convertible at any time by the holder thereof into Class A Shares on a one-for-one basis. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to holders for vote.
  
  The percentage of the Reporting Person's beneficial ownership in class are based on the assumption that all Class B Shares are converted into Class A Shares. The total number of shares on such as-converted basis is 1,731,736, according to information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Founder Group Ltd
Address of issuer's principal executive offices: No. 17, Jalan Astana 1D, Bandar Bukit Raja Klang, Selangor Darul Ehsan, Malaysia (N8), 41050
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the prior statement on Schedule 13D as filed on [ ] (the "Original 13D" and such statement on Schedule 13D, as amended and supplemented, this "Schedule 13D"), and relates to the Class A shares of Founder Group Ltd (the "Issuer"). The Class A shares of the Issuer are listed on the Nasdaq Capital Market under the symbol "FGL."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is hereby amended and supplemented to add the following:

On February 10, 2026, the Company implemented a 100-for-1 reverse share split, upon completion of which, the Reporting Person held 26,080 Class A shares and 51,949 Class B shares.

On June 11, 2026, the Reporting Person received grant of 30,000 Class B shares by the Issuer as bonus payments for successful procurement of contracts relating to engineering, procurement, construction and commissioning of multiple large scale solar photovoltaic plant in Malaysia.

## Signatures
- Lee Seng Chi: /s/ Lee Seng Chi, Lee Seng Chi (07/20/2026)